November 7, 2024

Changbin Xia
Chairman
Meiwu Technology Co Ltd.
1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road, Hangcheng Street,
Bao   an District,
Shenzhen, People   s Republic of China

       Re: Meiwu Technology Co Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 25, 2024
           File No. 333-282379
Dear Changbin Xia:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Cover Page

1. Please revise the cover page and the Plan of Distribution to indicate the price at which Changbin Xia, the Chairman of the company, will offer the 30 million ordinary shares for resale. We note your disclosure that Mr. Xia will sell the ordinary shares on behalf of the company as well as himself. Clarify whether Mr. Xia will simultaneously offer and sell the shares by the company and the shares he holds in his personal capacity. If so, disclose any conflicts of interest.
 November 7, 2024
Page 2

       Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453
with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Technology
cc:   Joan Wu, Esq.